82-4574

02015350

AFRIORE LIMITED

Consolidated Interim Financial Statements
Expressed in Canadian Dollars
November 30, 2001
Unaudited, prepared by management

AfriOre Limited

Consolidated Balance Sheets

Expressed in Canadian Dollars

	Note	November 30, 2001 (unaudited)	February 28, 2001 (audited)
Assets			
Current			
Cash and cash equivalents		$ 2,399,976	$ 472,770
Receivables		1,959,716	895,467
Inventories	3	1,529,544	969,925
Other		179,675	112,366
		6,068,911	2,450,528
Coal assets	4	3,044,983	4,488,409
Property and equipment	5	28,207	49,643
Exploration properties	6	721,929	361,497
Trust funds		251,567	331,183
		$ 10,115,597	$ 7,681,260
Liabilities			
Current			
Accounts payable and accrued liabilities		$ 2,043,669	$ 1,270,853
Due to bank		60,920	8,204
Current portion of operating loan		398,417	524,508
		2,503,006	1,803,565
Long term			
Operating loan		166,551	787,434
Deferred purchase price		529,949	608,823
Deferred gain		2,331,595	2,473,462
Reclamation provision		532,917	701,574
Future taxes		298,490	726,940
		3,859,502	5,298,233
Shareholders' Equity	7	3,753,089	579,462
		$ 10,115,597	$ 7,681,260

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit

Expressed in Canadian Dollars

	Three months ended November 30,		Nine months ended November 30,	
	2001	2000	2001	2000
Coal operation				
Revenue	$ 2,956,647	$ 1,677,718	$ 8,023,479	$ 5,761,746
Production costs	(2,195,661)	(1,567,905)	(5,775,508)	(5,175,716)
Depreciation and amortization	(106,642)	(152,830)	(393,059)	(567,088)
Business interruption insurance proceeds	163,421	–	680,860	–
	817,765	(43,017)	2,535,772	18,942
Other income and expenses				
Other income	55,421	119,291	249,232	378,225
Interest expense	(26,713)	(53,971)	(103,447)	(166,153)
Amortization of deferred purchase price	(25,287)	(30,043)	(81,622)	(94,103)
	3,421	35,277	64,163	117,969
Corporate and exploration expenditures				
Administrative costs	(387,210)	(264,779)	(1,121,452)	(807,998)
Exploration and project evaluation	(25,747)	2,113	(129,514)	(31,734)
Gain (loss) on foreign exchange	47,587	39,983	151,541	(64,836)
Depreciation and amortization	(16,863)	(13,197)	(55,692)	(34,697)
Write down of other assets and losses on asset disposal	–	(322)	(5,843)	(9,039)
	(382,233)	(236,202)	(1,160,960)	(948,304)
Income before taxes	438,953	(243,942)	1,438,975	(811,393)
Income taxes (recovery)	(41,128)	–	(20,718)	–
Net income (loss)	**$ 438,645**	**$(243,942)**	**$ 1,418,257**	**$(811,393)**
Basic income (loss) per share	**$ 0.02**	**$(0.01)**	**$ 0.06**	**$(0.04)**
Diluted income (loss) per share	**$ 0.02**	**$(0.01)**	**$ 0.06**	**$(0.04)**
Deficit, beginning of period	$(17,887,641)	$(19,146,047)	$(18,867,253)	$(18,578,596)
Net income (loss)	438,645	(243,942)	1,418,257	(811,393)
Deficit, end of period	$(17,448,996)	$(19,389,989)	$(17,448,996)	$(19,389,989)

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statement of Cash Flows

Expressed in Canadian Dollars

	Three months ended November 30, 2001	Three months ended November 30, 2000	Nine months ended November 30, 2001	Nine months ended November 30, 2000
Cash derived from (applied to):				
Operating Activities				
Net income (loss)	$ 438,645	$(243,942)	$ 1,418,257	$(811,393)
Items not affecting cash:				
Future taxes	10,828	–	(306,831)	–
Write down of other assets and losses on disposal of assets	–	322	5,843	9,039
Amortization of deferred gain	(47,289)	(47,289)	(141,868)	(141,868)
Amortization of deferred purchase price	25,287	30,043	81,622	94,103
Depreciation and amortization	123,505	166,027	448,751	601,785
Net operating working capital changes	(1,466,265)	(710,814)	(1,590,194)	94,101
	(915,289)	(805,653)	(84,420)	(154,233)
Investing Activities				
Coal assets	(253,139)	(143,645)	(607,872)	(224,719)
Property and equipment	(665)	(1,652)	(4,911)	(5,104)
Proceeds on asset disposition	–	–	1,500	60,130
Proceeds from insurance	–	–	828,393	–
Exploration properties	(133,127)	(31,654)	(360,432)	(45,753)
	(386,931)	(176,951)	(143,322)	(215,446)
Financing Activities				
Common shares issued	–	74,500	2,485,177	74,500
Due to bank	21,610	–	72,320	–
Operating loan-repayments	(111,871)	(43,664)	(361,093)	(43,664)
Operating loan-advances	–	203,943	–	248,751
	(90,261)	234,779	2,196,404	279,587
Foreign exchange impact on cash balances	7,619	(9,183)	(41,456)	(17,944)
Increase (decrease) in cash and cash equivalents during the period	(1,384,862)	(757,008)	1,927,206	(108,036)
Cash and cash equivalents beginning of period	3,784,838	1,337,923	472,770	688,951
Cash and cash equivalents end of period	$ 2,399,976	$ 580,915	$ 2,399,976	$ 580,915
Supplementary disclosure:				
Cash paid for taxes	$ 32,655	$ –	$ 32,655	$ 62,138
Cash paid for interest	$ 51,270	$ 53,971	$ 103,447	$ 166,153

See accompanying notes to the consolidated financial statements

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements of AfriOre Limited (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting principles and methods of application as those disclosed in note 2 of the Company's consolidated financial statements for the period ended February 28, 2001, except for earnings per share. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes for the 15 month period ended February 28, 2001 included in the Company's 2001 Annual Report. Operating results for the period ended November 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2002.

2. NEW PRONOUNCEMENTS

Effective March 1, 2001, the Company adopted retroactively the new Canadian Institute of Chartered Accountants recommendations for calculating earnings per share ("EPS"). Under the new rules, the treasury stock method is used in assessing the dilutive effect of stock options on the diluted earnings per share. The adoption of the new rules had no affect on the recorded amounts.

3. INVENTORIES

At period end, inventories are comprised of the following:

	November 30, 2001	February 28, 2001
Coal	**$ 1,367,333**	$ 838,583
Materials and supplies	**162,211**	131,342
	$ 1,529,544	$ 969,925

4 COAL ASSETS

	November 30, 2001			February 28, 2001
	Cost	Accumulated depreciation and amortization	**Net book value**	Net book value
Plant and equipment	$2,584,230	$(803,238)	**$1,780,992**	$ 2,979,323
Mineral properties	1,405,905	(141,914)	**1,263,991**	1,509,086
	$3,990,135	$(945,152)	**$3,044,983**	$4,488,409

In May 2001 the Company's coal operations suffered a partial closure of the roof in one of the underground working areas. Certain assets were damaged or unrecoverable following this incident. In the second quarter, after an accurate assessment was made, Springlake wrote down South African Rand ("R") 8.8-million ($1.6-million – AfriOre's share $0.8-million) of the carrying value of the coal assets. The colliery is insured against loss of fixed and movable assets and the mitigation of normal business risks. Full payment has been received for the amount of the capital loss. Also in the second and third quarters, further payments of R6.3-million ($1.1-million – AfriOre's share $0.55-million) were received from the insurers for loss of gross revenue. Additional claims for loss of gross revenue may be made in the fourth quarter should the colliery suffer further losses in gross revenue resulting from the incident.

5. PROPERTY AND EQUIPMENT

	November 30, 2001			February 28, 2001
	Cost	Accumulated depreciation and amortization	**Net book value**	Net book value
Office equipment and furniture	$ 64,716	$(41,231)	**$ 23,485**	$ 41,258
Vehicles	23,959	(19,237)	**4,722**	8,385
	$ 88,675	$(60,468)	**$ 28,207**	$ 49,643

6. EXPLORATION PROPERTIES

	February 28, 2001	Additions	**November 30, 2001**
South Africa-FSC Gold Project	$ 317,832	$ 747	**$ 318,579**
South Africa-Somkele Coal/Other	43,665	359,685	**403,350**
	$ 361,497	$ 360,432	**$ 721,929**

7. SHAREHOLDERS' EQUITY

Shareholders' equity is comprised as follows:

	November 30, 2001	February 28, 2001
Capital stock	**$ 21,654,764**	$ 19,169,587
Contributed surplus	**855,491**	855,491
Deficit	**(17,448,996)**	(18,867,253)
Cumulative translation adjustment	**(1,308,170)**	(578,363)
	$ 3,753,089	$ 579,462

Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value. No shares are in escrow.

	Shares	Amount
Balance November 30, 1999	**20,309,887**	**$ 19,095,087**
Exercise of stock options	50,000	74,500
Balance February 28, 2001	**20,359,887**	**$ 19,169,587**
Private placement	5,000,000	2,485,177
Balance November 30, 2001	**25,359,887**	**$ 21,654,764**

Summary of Outstanding Options

	Options	Weighted average price
Balance November 30, 1999	**1,645,000**	**$1.07**
Granted	110,000	0.60
Expired unexercised	(80,000)	1.925
Exercised	(50,000)	1.49
Balance February 28, 2001	**1,625,000**	**$1.00**
Surrendered	(540,000)	1.05
Granted	1,090,000	0.53
Balance November 30, 2001	**2,175,000**	**$0.74**

At November 30, 2001, the following options to acquire common shares of the Company are outstanding. All options are exercisable except for the following options granted at $0.50: 50,000 vest May 1, 2002; and 50,000 vest May 1, 2003

Number of Common Shares Subject to Option	Exercise Price	Expiry Date
450,000	$1.49	June 10, 2002
25,000	$0.80	Dec. 18, 2002
100,000	$0.80	March 30, 2003
400,000	$0.50	July 21, 2003
35,000	$0.80	April 1, 2005
75,000	$0.50	May 25, 2005
275,000	$0.50	August 6, 2006
815,000	$0.54	August 16, 2006
2,175,000		

8. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Nine months ended Nov. 30, 2001	Nine months ended Nov. 30, 2000
Management fees and expense recovery [1]	**$ 15,718**	$ 76,133
Administrative services [2]	**103,000**	–
Legal fees and expenses [3]	**75,890**	2,201
Consulting fees [4]	**14,743**	–

1. AfriOre provides management services and office space on a cost-recovery basis to other companies that share a common director.
2. AfriOre caries on business outside Canada. AfriOre purchases administrative and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada.
3. A director is a partner in the firm that is the Company's Canadian legal counsel.
4. Paid by subsidiaries in South Africa to a firm owned by a director.

9. EARNINGS (LOSS) PER COMMON SHARE

Earnings (Loss) per Share have been calculated using the weighted average number of shares outstanding during the period. Diluted loss per share data is not presented in 2000 as the assumed exercises of options and warrants are anti-dilutive. Diluted EPS data for the 2001 period is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average quoted market price of the common shares during the nine-month period was $0.495 and for the three months ended November 30 it was $0.696.

	Three months ended Nov. 30, 2001	Three months ended Nov. 30, 2000	Nine months ended Nov. 30, 2001	Nine months ended Nov. 30, 2000
(i) Basic				
Numerator				
Net earnings – income available to shareholders	**$438,645**	$(243,942)	**$1,418,257**	$(811,393)
Denominator				
Weighted average number of shares	**25,359,887**	20,359,887	**21,887,665**	20,359,887
Basic earnings per share	**$0.02**	$(0.01)	**$0.06**	$(0.04)
(ii) Diluted				
Net earnings – income available to shareholders	**$438,645**	$(243,942)	**$1,418,257**	$(811,393)
Denominator				
Weighted average number of shares	**25,359,887**	20,359,887	**21,887,665**	20,359,887
Potential issuance of shares from stock options	**1,565,000**	N/A	**N/A**	N/A
	26,924,887	20,359,887	**21,887,665**	20,359,887
Diluted earnings per share	**$0.02**	$(0.01)	**$0.06**	$(0.04)

MANAGEMENT DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) for this third fiscal quarter of 2001 should be read in conjunction with the interim consolidated financial statements for the nine-month period ended November 30, 2001. It has been prepared with the understanding that all readers are already familiar with the MD&A for the fiscal period ended February 28, 2001, contained in the Company's Annual Report. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also of what management initiatives have been taken to increase shareholder value for the future.

General

AfriOre is the operator of a specialized coal and anthracite mining business in South Africa through its 50% interest in the Springlake Joint Venture. Over the past year, AfriOre has increased its cash reserves, strengthened its management team and attained profitability. With these developments in place, AfriOre will be able to accelerate its business plan to aggressively pursue gold and coal exploration and development projects in Africa.

AfriOre's attributable share of the Springlake operation's figures in this section is 50%. All financial figures except the per tonne values, show AfriOre's proportionate 50% share of the joint venture where applicable.

	Three months ended Nov. 30,		Nine months ended Nov. 30,	
	2001	2000	**2001**	2000
Run of mine production, tonnes				
Underground	**186,426**	178,657	**500,213**	472,722
Open pit	**72,249**	10,762	**228,926**	18,339
	258,675	189,419	**729,139**	491,061
Recovery	**57.2%**	65.1%	**59.9%**	63.2%
Net production, tonnes	**148,045**	123,322	**438,432**	310,440
Sales, tonnes	**125,429**	120,845	**370,522**	228,138
Revenue /tonne sold	**$47.14**	$27.77	**$43.30**	$25.26
Revenue attributable to AfriOre	**$2,956,647**	$1,677,718	**$8,023,479**	$5,761,746
Cost /tonne sold	**$35.02**	$25.95	**$31.18**	$22.69
Production costs attributable to AfriOre	**$2,195,661**	$1,567,905	**$5,775,508**	$5,175,716

The financial figures above do not include the proceeds of the loss of gross revenue insurance claim that, if taken into account, would increase the revenue per tonne sold and decrease the cost per tonne. Normal production at the mine has been fully restored.

The following comments pertain to both the comparison of the current quarter to the same quarter last year and the year-to-date figures compared to the equivalent period last year. The increase in production resulted from opening a third underground section in the summer of 2000 plus opening a new open pit. Washing plant recoveries have declined as the current production focus is on higher value, lower yield, lower ash, sized products for export and local domestic heating.

Sales volumes increased significantly from the comparative period. A number of factors were responsible, including the improvement in our marketing operations, the increased ocean freight rates that reduced competition from East Asia, an upturn in demand for metallurgical reductants and increased demand by some utilities in the face of higher oil prices. With the increased demand came higher market prices. Operating costs per tonne have increased due to a higher proportion of production coming from the higher cost open pit operation, the reduced yields from the washing plant, normal inflationary cost increases and higher unit underground costs due to the roof closure in section 6. The last item is partially offset by the insurance settlement.

Results of Operations

The net income for the three months ended November 30, 2001, was $438,645 or $0.02 per share (basic and diluted) compared to a loss of $243,942 or $0.01 per share for the quarter ending November 30, 2000.

The significant increase in the contribution from coal operations was due to higher sales and the insurance proceeds partially offset by higher operating and administrative costs.

Corporate administration costs of $387,210 increased from $264,779 in 2000 primarily due to increased salary costs resulting from staff increases.

The net income for the nine months ended November 30, 2001, was $1,418,257 or $0.06 per share (basic and diluted) compared to a loss of $811,393 or $0.04 per share in 2000.

The majority of the company's assets and liabilities are located in South Africa and are denominated in the South Africa Rand. The Rand has declined against most currencies through the year. For example, the Canadian $/Rand exchange rate has declined from 0.1981 at November 30, 2000 to 0.1523 at November 30, 2001 and is below 0.14 in January 2002. The average exchange rate is 0.1842 for the nine months ended November 30, 2001 versus 0.2123 for the comparable period in the previous fiscal period. As a result of the accounting methods used to translate financial statements, the assets and liabilities shown on the balance sheet have declined significantly in Canadian dollar terms with a corresponding change in the cumulative translation adjustment component of shareholders' equity. More than 70% of anthracite sales are denominated in United States dollars. By holding these funds in their original currency until needed a foreign exchange gain of $47,510 was recorded in the quarter and a gain of $151,541 recorded for the year-to-date.

Investing

Capital expenditures in the third quarter on coal assets amounted to $253,139 (2000 – $143,645) and were made on property and equipment at the colliery to replace equipment lost in the partial roof closure. Insurance proceeds of $0.8-million (AfriOre's share) have been received to August 31, 2001 relating to the incident. Approximately R7-million ($0.9-million – AfriOre's share $0.45-million) will be spent or committed in the balance of the year.

Capitalized exploration in the third quarter was $133,127 (2000 – $31,654) most of which was on AfriOre's Somkele project.

Financing

AfriOre repaid $111,871 of the principal on its operating loan (2000 – $43,664) in the quarter. On a year-to-date basis, $361,093 of the loan has been retired. An additional $21,610 was drawn down on a short-term bank line-of-credit. In December, the Industrial Development Corporation of South Africa provided a second operating loan of R2.7-million ($411,000 – AfriOre's share $205,000) to finance the acquisition of a new scoop tram at the colliery. The loan has essentially the same terms as the existing operating loan and is due at the same time (approximately 2 years).

Cash Flow and Liquidity

Working capital at November 30, 2001, stands at $3,565,905 compared to $646,963 at February 28, 2001. AfriOre has debt of $1,155,837 (February 28, 2001 – $1,920,765) and cash of $2,399,976 (February 28, 2001 – $472,770). Coal operations utilized $915,289 in the quarter as compared to $805,653 in 2000. Cash and cash equivalents have declined from the $3,784,838 at the end of the second quarter. The major factor in the change is an increase in accounts receivable to $1,959,716 at November 30 from $735,158 at August 31, 2001. Net financing activities utilized $90,261 in the quarter but contributed $2,196,404 (279,587 – NIL) year-to-date. Investing activities utilized $341,730 in the third quarter compared to 2000 when net investing activities utilized $176,951.

For the nine months ended November 30, 2001, coal operations utilized $84,420 as compared to $154,233 in 2000. The build-up in receivable and inventories has been a major utilization of working capital whereas in 2000 inventories started the period at a high level and were drawn down.

Other Developments

AfriOre Limited is pleased to report that the Toronto Stock Exchange (the "TSE") approved the listing of AfriOre's common shares on the TSE. Trading commenced at the opening of business on December 31, 2001 and the trading symbol will remain AFO. AfriOre expects that the move to Canada's senior exchange will make AfriOre's shares more easily available to a broader market, as well as increase trading, liquidity and awareness of the AfriOre story. AfriOre previously traded on the Canadian Venture Exchange (symbol AFO) and was delisted from that exchange on joining the TSE.

AfriOre is also pleased to announce that Martin Rosser, managing director of London based DWA Capital Plc, accepted an invitation to join the board as an additional independent director. Martin is a mining engineer trained at the Camborne School of Mines with international experience. He is well recognized in the London mining investment community and we are confident that he will add the necessary mining and operational perspectives to the board as well as introducing AfriOre to opportunities and mining finance views from London, which is regaining its prominence as a mining investment centre.

An agreement has been reached to sell a subsidiary holding the rights to the Kareevlei Wes diamond project in South Africa to Tawana Resources NL. The sale price is Rand 1,500,000 (approximately $230,000). The sale is expected to close in the fourth fiscal quarter and is subject to the usual due diligence reviews.

Outlook

Recently there has been some softening in the thermal (bituminous) coal market. However, at this time we believe market conditions will remain relatively stable in the anthracite market served by Springlake.

At the Somkele anthracite project, the final stages of the exploration drilling and feasibility study are continuing and this work is scheduled for completion at the end of February 2002. A Technical Report on the property has been completed by MPH Consulting Limited of Toronto and management is pleased to announce that the property contains the following anthracite resources:

Area 2A (Measured resources)	3,136,000 tonnes
Area 2B (Indicated resources)	2,229,000 tonnes
Total	**5,365,000 tonnes**

Areas 1, 2 and 3 also contain inferred resources totaling some 66-million tonnes.

Elsewhere in southern Africa, negotiations are proceeding on the acquisition of further mineral rights over areas with delineated, specialized coal resources. In the Company's gold program, work has continued on identifying additional targets, which warrant exploration in the Witwatersrand-type FSC project. This work is nearing completion and a joint venture partner will be sought in order to fund further work on this project in 2002. The Company has identified five gold targets in a number of countries in sub-Saharan Africa and negotiations are in progress to acquire the rights.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report.

Directors
Stuart R. Comline
Thomas A. Di Giacomo
Derek L. Kyle
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Management
Stuart R. Comline, President and C.O.O.
Mark R. Snelling, Vice President, Operations
Michael van Aswegen, Vice President, Exploration
Robert Dubber, General Manager, Springlake
John G. Green, CFO
Vere Brathwaite, Secretary

Corporate Office
41 Roebuck Street
Bridgetown
Barbados
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSE symbol: AFO
Listed in Standard & Poor's Corporation Records

South Africa Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za
CUSIP: 007972
SEC 12g 3-2 (b) exemption 82-4514